December 20, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 544-2710

Mr. W. James McNerney, Jr.
Chief Executive Officer
The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606

> **Re:** **The Boeing Company**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-00442**

Dear Mr. McNerney:

We have reviewed your response letter dated October 1, 2007 and have the following comments. Please respond to our comments by January 15, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please also confirm that you will disclose in future filings the individual performance score of each named executive officer, rather than the average score of the group, and more fully explain how the score is calculated and interpreted for compensation purposes.

2. We note your response to prior comment 9, and in particular the first bullet of your response. The specific performance goals and objectives (other than economic profit) around which your incentive awards are structured are not clear. While we acknowledge your desire to establish "stretch" targets, you do not currently disclose these targets (other than economic profit). Please confirm that you will disclose in future filings your targets for business results, business unit or functional performance, and other factors used to measure annual performance.

3. Further, with regard to your response to prior comment 9, the causal connection between the disclosure of your long-term performance targets and any competitive harm is not clear. If you believe that your performance targets may

be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 9 for additional guidance, as appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor